

Mail Stop 4631

June 24, 2010

David Szostak
President
PetroAlgae, Inc.
1901 S. Harbor City Blvd., Suite 300
Melbourne, FL 32901

> **Re: PetroAlgae, Inc.**
> **Item 4.02 Form 8-K**
> **Filed June 22, 2010**
> **File No. 0-24836**

Dear Mr. Szostak:

We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comment.

<u>ITEM 4.02 FORM 8-K FILED ON JUNE 22, 2010</u>

1.   We note your general reference to the errors relating to the "determination and classification of certain expenses." Please amend your Item 4.02 Form 8-K to clarify the facts surrounding the non-reliance to the extent known to you at the time of filing, including, to the extent practicable, a description and quantification of the errors. See the requirement under Item 4.02(a)(2) of Form 8-K. You should file your amendment as a Form 8-K/A with the Item 4.02 designation.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753, or me at(202) 551-3355 if you have questions regarding our comments.

Sincerely,

Terence O'Brien
Accounting Branch Chief